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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Long                               T.                  Michael
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   (Last)                           (First)             (Middle)

c/o Brown Brothers Harriman & Co., 63 Wall Street
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                                    (Street)

New York                      New York                      10005
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol


WellCare Management Group, Inc./WELL
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

6/99
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock,
par value $0.01 per share                                                                        1,250,000      I         (4)
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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1474 (9-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Senior Convertible
Preferred Stock
Series B ("Series                                                              Common
B Preferred Stock") N/A    6/11/99(1) J(1)    100,000  N/A   Immed.(2)  N/A    Stock   10,000,000(3) (1)   100,000    I      (4)
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
Explanation of Responses:

(1) The 1818 Fund II, L.P. (the "Fund") exchanged an 8% Senior Subordinated Convertible Note due 12/31/02 in the principal amount of $15,000,000 issued by WellCare Management Group, Inc. (the " Company") to the Fund for 100,000 shares of Series B Preferred Stock pursuant to an Exchange Agreement, dated June 11, 1999, by and between the Fund and the Company.

(2) At the later of (i) the amendment to the Company's certificate of incorporation to increase the total number of authorized shares of Common Stock, par value $0.01 per share, of the Company ("Common Stock") by 55,000,000 shares and (ii) the obtainment of all governmental and regulatory approvals necessary for the conversion of shares of Series B Preferred Stock into shares of Common Stock of the Company, each outstanding share of Series B Preferred Stock will be automatically converted into 100 shares of Common Stock (subject to anti-dilution protection).

(3) Subject to anti-dilution protection.

(4) By The Fund. Mr. Long is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the Fund, and one of two general partners of BBH having voting power (including the power to vote or direct the voting) and investment power (including the power to dispose or direct the disposition) with respect to securities of the issuer owned by the Fund. The amounts reported herein represent 100% of the securities beneficially owned by the Fund. Mr. Long's pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.


/s/ T. Michael Long                                         June 25, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
T. Michael Long


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 2
                                                                 SEC 1474 (9-96)